

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 7, 2011

<u>Via Facsimile</u>
Mark Klok
Chief Executive Officer
Fuelstream, Inc.
10757 South River Front Parkway, Ste 125
South Jordan, UT 84095

     Re: **Fuelstream, Inc.**
             Item 4.01 Form 8-K
             Filed April 4, 2011
             File No. 333-14477

Dear Mr. Klok:

We have reviewed your filing and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within five business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

<u>Item 4.01 Form 8-K Filed April 4, 2011</u>

1.   Please revise the second paragraph to disclose whether CBNM's reports on the financial statements for the last two fiscal years contained an adverse opinion or a disclaimer of opinion or were qualified or modified as to uncertainty, audit scope, or accounting principles and describe the nature of each such adverse opinion, disclaimer of opinion, modification, or qualification. Refer to paragraph (a)(1)(ii) of Item 304 of Regulation S-K. Please note that this disclosure should include the last two audit reports not just the most recent report which may cover two years of financial statements.

2.   Please disclose whether the decision to change accountants was recommended or approved by any audit or similar committee or the board of directors, if there is no such committee. Refer to paragraph (a)(1)(iii) of Item 304 of Regulation S-K.

Mark Klok
Fuelstream, Inc.
April 7, 2011
Page 2

3.   Please revise your disclosure regarding the period during which there were no disagreements with your former accountant. This period should include the two most recent fiscal years and any subsequent interim period through the date of dismissal. Refer to paragraph (a)(1)(iv) of Item 304 of Regulation S-K.

4.   Please file an updated letter from CBNM as an exhibit to the amendment filed in response to our comments in accordance with Items 304(a)(3) and 601(b)(16) of Regulation S-K.

    We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

    In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

    You may contact Lisa Sellars at (202) 551-3348 if you have questions. In her absence you may contact me at (202) 551-3737.

                                                Sincerely,

                                                /s/ Jennifer Thompson

                                                Jennifer Thompson
                                                Accounting Branch Chief